CANADIAN WESTERN BANK

082-04478

08004912

RECEIVED

2008 SEP 15 P 12:48

September 4, 2008

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest Q3 2008 release from Canadian Western Bank dated September 4, 2008 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

PROCESSED
SEP 16 2008
THOMSON REUTERS

Enclosure

9/15

50 BEST EMPLOYERS IN CANADA 2008
REPORT ON BUSINESS

NEWS RELEASE

CWB Reports Solid Third Quarter Financial Results Marking 81 Consecutive Profitable Quarters

Strong loan growth of 3% in the quarter and 10% year-to-date

Record total revenues despite the significant impact of ongoing margin compression

Quarterly dividend of $0.11 per common share declared

Edmonton, September 4, 2008 – Canadian Western Bank (CWB on TSX) today announced solid third quarter results highlighted by record total revenues and year-to-date double-digit loan growth. Quarterly net income of $26.3 million and diluted earnings per share of $0.41 increased 10% and 11% respectively over the same quarter last year. Results reflect continued strong loan growth of 3% in the quarter and 15% over the past twelve months, partially offset by a significantly lower net interest margin. Net interest margin continued to be constrained by increased deposit costs related to ongoing market disruptions, a lower prime lending rate and higher liquidity levels maintained in response to events in financial markets. Year-to-date net income was up 16% over the prior year to $77.5 million while diluted earnings per share grew 15% to $1.20.

Third Quarter Highlights:

(three months ended July 31, 2008 compared with three months ended July 31, 2007 unless otherwise noted)

- Net income of $26.3 million, up 10%, marking the Bank's 81st consecutive profitable quarter.
- Diluted earnings per share of $0.41, up 11%.
- Loan growth of 3% in the quarter and 10% year-to-date continued the trend of double-digit loan growth for nineteen consecutive fiscal years.
- Record total revenues (teb[1]) of $76.4 million increased 8%, despite the significant impact of sustained pressure on net interest margin.
- Total loans surpassed $8 billion.
- Approved plans to proceed with three new full-service branches (Surrey, Kamloops and Saskatoon) in addition to other future branch locations previously confirmed (Leduc, Sherwood Park and Airdrie).

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On September 3, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on October 2, 2008 to shareholders of record on September 18, 2008. This quarterly dividend is unchanged from the previous quarter and is 22% higher than the quarterly dividend declared one year ago.

Both operating segments performed well in the third quarter. Banking and trust earnings of $23.8 million were up 9% over the same period last year with continued strong loan growth and fee income more than offsetting the impact of a significantly lower net interest margin. Third quarter net income from insurance operations of $2.5 million represented a 13% increase compared to one-year ago. On a year-to-date basis, banking and trust earnings of $71.3 million were up 16% over the same time last year, while net income from insurance operations was up 20% to $6.2 million.

"Our solid third quarter and year-to-date results further confirm CWB's strong market position and sound risk profile in what continued to be a very challenging environment for the entire financial sector, both in Canada and globally" said Larry Pollock, President and CEO. "While we are not immune to ongoing turmoil in financial and credit markets, as evidenced by our compressed net interest margin, we are still on track to post another impressive year of high quality earnings and double-digit loan growth."

"Overall economic conditions in our markets remain good, credit quality is strong and we are still seeing a solid pipeline of new high quality lending opportunities. With many of our competitors' still dealing with multiple market challenges, we are looking to capitalize on new opportunities that may result from these events. We also remain active in evaluating potential acquisitions and stand ready to pursue them if they meet our parameters of being both accretive and a good fit with our overall strategic objectives," added Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2008	 April 30 2008	 July 31 2007	Change from July 31 2007	For the nine months ended July 31 2008	 July 31 2007	Change from July 31 2007
Results of Operations							
Net interest income (teb - see below)	**$ 57,290**	$ 55,659	$ 54,888	4 %	**$ 169,995**	$ 154,664	10 %
Less teb adjustment	**1,442**	1,352	1,423	1	**4,131**	3,914	6
Net interest income per financial statements	**55,848**	54,307	53,465	4	**165,864**	150,750	10
Other income	**19,085**	18,095	15,777	21	**54,803**	44,457	23
Total revenues (teb)	**76,375**	73,754	70,665	8	**224,798**	199,121	13
Total revenues	**74,933**	72,402	69,242	8	**220,667**	195,207	13
Net income	**26,327**	25,302	24,033	10	**77,534**	66,710	16
Earnings per common share							
Basic	**0.42**	0.40	0.39	8	**1.23**	1.07	15
Diluted	**0.41**	0.39	0.37	11	**1.20**	1.04	15
Return on shareholders' equity[1]	**16.0 %**	16.1 %	17.1 %	(110)bp[2]	**16.3 %**	16.5 %	(20)bp
Return on assets[3]	**1.03**	1.04	1.14	(11)	**1.05**	1.13	(8)
Efficiency ratio[4] (teb)	**45.2**	45.4	43.6	160	**44.4**	44.8	(40)
Efficiency ratio	**46.1**	46.2	44.5	160	**45.2**	45.7	(50)
Net interest margin (teb)[5]	**2.25**	2.28	2.59	(34)	**2.29**	2.63	(34)
Net interest margin	**2.19**	2.22	2.53	(34)	**2.24**	2.56	(32)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.15	-	**0.15**	0.16	(1)
Per Common Share							
Cash dividends	**$ 0.11**	$ 0.10	$ 0.09	22 %	**$ 0.31**	$ 0.25	24 %
Book value	**10.47**	10.22	9.05	16	**10.47**	9.05	16
Closing market value	**25.00**	24.83	27.87	(10)	**25.00**	27.87	(10)
Common shares outstanding (thousands)	**63,342**	63,234	62,549	1	**63,342**	62,549	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 10,056,644**	$ 10,038,214	$ 8,881,114	13 %			
Loans	**8,168,748**	7,942,636	7,090,632	15			
Deposits	**8,686,336**	8,679,024	7,656,542	13			
Subordinated debentures	**410,000**	390,000	390,000	5			
Shareholders' equity	**663,401**	646,215	565,887	17			
Assets under administration	**4,498,545**	4,498,560	4,049,310	11			
Capital Adequacy[6]							
Tangible common equity to risk-weighted assets[7]	**8.0 %**	7.9 %	7.6 %	40 bp			
Tier 1 ratio	**9.2**	9.3	9.0	20			
Total ratio	**14.0**	14.0	13.6	40			

(1) Return on shareholders' equity is calculated as annualized net income divided by average shareholders' equity.
(2) bp – basis point change.
(3) Return on assets is calculated as annualized net income divided by average total assets.
(4) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(5) Net interest margin is calculated as annualized net interest income divided by average total assets.
(6) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework.
(7) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) is pleased to report another quarter of solid financial performance in a difficult operating environment for the financial sector as a whole. Highlights included a continued trend for our 19th consecutive fiscal year of double-digit loan growth which pushed total loans to more than $8 billion. Record total revenues (teb), despite a significantly compressed net interest margin, was an additional highlight in a period that marked the Bank's 81st consecutive profitable quarter.

Quarterly net income of $26.3 million, or $0.41 per diluted share, increased 10% and 11% respectively over last year on 8% growth in total revenues (teb). Compared to the previous quarter, net income and diluted earnings per share were up 4% and 5% respectively reflecting two additional revenue earning days in the third quarter, solid loan growth and strong fee income, partially offset by higher non-interest expenses and continued pressure on net interest margin. On a year-to-date basis, net income increased 16% over the same period last year to $77.5 million while diluted earnings per share grew 15% to $1.20.

Third quarter return on equity (ROE) of 16.0% was down 110 basis points compared to the same quarter last year, while year-to-date ROE was down 20 basis points to 16.3%. Lower profitablity ratios are primarily attributed to a constrained net interest margin, which continued to be impacted by the fallout in global financial makets. CWB has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime mortgages or monoline insurers.

Share Price Performance

CWB shares ended the third quarter at $25.00, compared to $27.87 a year earlier. Including reinvested dividends, the total return for shareholders over the one-year holding period ended July 31, 2008 was negative 9%. This compares to the total return for the S&P/TSX financials index of negative 10% over the same one-year period.

Dividends

On September 3, 2008, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on October 2, 2008 to shareholders of record on September 18, 2008. This quarterly dividend is unchanged from the previous quarter and is 22% higher than the quarterly dividend declared one year ago.

Loan Growth

Ongoing strong loan growth of 3% in the quarter, 10% year-to-date and 15% over the past year substantiate CWB's ongoing strategy to increase market presence, particularly in view of moderating economic growth in key markets. Lending activity in British Columbia continued to show the strongest performance in both the quarter and the year. Loan growth in Alberta slowed compared to the record levels achieved in 2007, but is expected to remain strong in most sectors. Saskatchewan posted good quarterly results and we are optimistic about ongoing opportunities to expand the Bank's presence in this province. We will maintain our focus on high quality underwriting and expect strong loan growth will continue for the remainder of the year.

Our alternative mortgage business, Optimum Mortgage (Optimum), showed good results with total loans growing 8% in the quarter and 15% year-to-date to reach $432 million. Optimum continues to provide excellent returns and we remain comfortable with its overall risk profile. We recently confirmed plans for a pilot expansion into the Ontario marketplace and we anticipate underwriting residential mortgages in targeted regions before the end of fiscal 2008.

Credit Quality

Overall credit quality remained strong and within expectations. Some clients continued to be impacted by softness in certain sectors, particularly those related to the forestry industry. The natural gas services industry has improved compared to a year earlier, but is subject to fluctuations correlated with resource prices and drilling activity. Moderated residential sales activity in Western Canada has impacted the real estate lending sector to some extent, but impaired loans in this area mainly reflect isolated circumstances related to a few specific accounts. The quarterly provision for credit losses of $3.0 million increased in line with the fiscal 2008 performance target of 15 basis points of average loans. Credit quality is expected to remain strong and the Bank is well positioned to manage future credit events.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company increased 5% in the quarter and 16% in the past twelve months. The demand and notice component within branch-raised

deposits was down 1% in the quarter, but up 22% over the last year. Further expansion of CWB's deposit base remains a key strategic priority and we have made marked progress increasing awareness of the Bank's financial products and services, partially due to the success of our high-interest *Summit Savings*® account. In the fourth quarter, we also plan to introduce an Internet-based bank named *Canadian Direct Financial*®. A high-interest savings account and term deposits will be directly offered to potential customers who are not served by our branch network, and/or those who prefer to utilize the Internet to meet their banking needs.

Net Interest Margin

A constrained net interest margin mainly due to increased deposit costs related to ongoing disruptions in financial markets, consecutive reductions in the prime lending rate and higher liquidity levels continued to have a significant impact on the Bank's total revenues and overall profitability. Third quarter net interest margin (teb) was 2.25%, down three basis points from the previous quarter and 34 basis points compared to one year ago. Total deposit costs eased to some extent in the latter part of July, but overall pressures on net interest margin are expected to continue until spreads return to more normal levels and market pricing of loans better reflects risk differentials. Reductions in the prime lending rate will generally have a moderate negative influence on net interest margin because the Bank's loan portfolio reprices more quickly than its deposit liabilities; the opposite positive effect occurs on net interest margin when interest rates rise.

Trust Services

Trust services continued to perform well making valuable contributions to both diversification and earnings growth. Valiant Trust Company made further strides in the development of its recently opened share transfer services office in Toronto and has continued to provide consistent results despite a reduction in overall capital markets activity compared to last year. Canadian Western Trust Company successfully completed the conversion of its improved web services platform and many clients have provided positive feedback on its enhanced service capabilities.

Insurance

Canadian Direct Insurance Incorporated (CDI) reported solid third quarter performance with net income of $2.5 million. Customer utilization of CDI's Internet-based technology platform continued to surpass expectations, as online sales accounted for nearly half of all new auto policies sold in the quarter. Offering electronic delivery of CDI's products and services is an important part of our overall strategy and ongoing development of this technological advantage will remain a key priority.

Outlook

CWB extended its history of solid financial performance amidst continued disruptions in global financial markets that have caused challenges for the entire financial sector. While a compressed net interest margin has significantly affected our year-to-date results, particularly as it relates to total revenue (teb) growth and profitability measures, solid earnings growth was maintained across both business segments. We remained in close range of our 2008 performance targets through July 31, 2008. However, the significant impact on total revenue (teb) growth from sustained margin pressures, combined with exceptional comparative results recorded in the fourth quarter of 2007 that included an income tax benefit of $2.9 million, make the achievement of 2008 total revenue (teb) and profitability growth targets doubtful. Notwithstanding these increased challenges and moderated economic activity in some areas, our overall outlook remains positive in respect to both credit quality and economic fundamentals in Western Canada. We are well positioned to increase market presence throughout all of our target markets and remain confident that our proven strategies will continue to build sustainable value for clients and shareholders.

We look forward to reporting our fourth quarter and fiscal 2008 results on December 4, 2008.

Q3 Results Conference Call

CWB's third quarter results conference call is scheduled for Thursday, September 4, 2008 at **3:30 p.m. ET (1:30 p.m. MT)**. The Bank's executives will comment on third quarter results and respond to questions from analysts and pre-qualified investors.

The conference may be accessed on a listen-only basis by dialing 416-644-3418 or toll-free 1-800-732-9307. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the website for 60 days.

A replay of the conference call will be available until September 18, 2008 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21260804, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 35 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank, with total balance sheet assets of more than $10.0 billion and assets under administration of $4.5 billion, specializes in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's wholly owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a wholly owned subsidiary providing personal auto and home insurance to customers in BC and Alberta. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended July 31, 2008, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007, available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2007 remain substantially unchanged.

Overview

CWB posted solid third quarter results on record total revenues (teb) reflecting good performance from both business segments. Third quarter earnings from banking and trust operations of $23.8 million increased 9% ($2.0 million) over last year driven by strong 15% loan growth and a 23% increase in other income, partially offset by a significantly lower net interest margin. Canadian Direct Insurance Incorporated earned $2.5 million representing 13% growth over the same quarter last year. Consolidated third quarter net income increased 10% to $26.3 million, representing $0.41 ($0.42 basic) per diluted share.

Consolidated net income increased 4% ($1.0 million) compared to last quarter reflecting two additional revenue earning days in the third quarter, ongoing loan growth and strong other income, partially offset by higher non-interest expenses and a slightly lower net interest margin. Quarterly other income was up 5% ($1.0 million) over the prior period with strong growth in core business streams more than offsetting $1.2 million lower gains on securities sales. Year-to-date net income and diluted earnings per share increased 16% and 15% to reach $77.5 million and $1.20 respectively.

Third quarter return on equity was 16.0%, compared to 17.1% last year. Year-to-date return on equity was 16.3%, compared to 16.5% in 2007. Third quarter return on assets was 1.03%, down from 1.14% a year earlier. Year-to-date return on assets of 1.05% represented an eight basis point decline compared to one year ago. Both profitability ratios have been negatively impacted by constrained growth in total revenues due to a significantly lower net interest margin, partially offset by strong growth in both loans and other income.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, were a record $76.4 million representing an 8% ($5.7 million) increase over the same quarter last year. Higher revenues were driven by strong loan growth and 21% ($3.3 million) growth in other income, offset by a significantly lower net interest margin. Total revenues (teb) increased 4% ($2.6 million) compared to the previous quarter reflecting two additional days in the third quarter, continued loan growth and a $1.0 million increase in other income, partially offset by a slightly lower net interest margin. Year-to-date total revenues increased 13% ($25.7 million) over 2007 reflecting strong loan growth and a 23% ($10.3 million) increase in other income, offset by a significantly lower net interest margin.

Net Interest Income (teb)

Quarterly net interest income (teb) of $57.3 million increased 4% ($2.4 million) over the same period last year driven by strong loan growth, largely offset by a 34 basis point decline in net interest margin (teb) to 2.25%. Net interest margin was mainly affected by increased deposit costs related to ongoing disruptions in financial markets, consecutive reductions in the prime lending rate and the Bank's higher liquidity levels held in response to elevated market uncertainties. Reductions in the prime interest rate negatively impacts net interest margin because short-term deposits do not reprice as quickly as prime-based loans.

Net interest income increased 3% ($1.6 million) compared to the previous quarter reflecting two additional days and 3% loan growth, partially offset by a three basis point decline in net interest margin. The reduction in net interest margin compared to the prior quarter was mainly attributed to the same reasons noted above, partially offset by higher loan prepayment fees and somewhat lower liquidity levels. Year-to-date net interest income of $170.0 million increased 10% over 2007 driven by strong loan growth and one additional day this year due to the leap year, offset by a 34 basis point decrease in net interest margin (teb) to 2.29%.

Note 14 to the unaudited interim consolidated financial statements provides a summary of the Bank's exposure to interest rate risk as at July 31, 2008. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position at July 31, 2008, it is estimated that a one-percentage point increase in all

interest rates would increase net interest income by approximately 0.7% over the following twelve months. This compares to April 30, 2008, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 2.3% over the following twelve months. The opposite effect occurs when all interest rates decrease. The Bank's overall strategy remains relatively neutral with respect to taking specific positions on interest rate risk.

Other Income

Other income of $19.1 million was up 21% ($3.3 million) over the same quarter last year reflecting solid growth across all areas, including a 25% ($1.6 million) increase in credit related fee income. Gains on securities sales were $0.8 million, compared to nil last year, with the increase resulting from transactions mainly related to favourable pricing observed on certain short-term government debt investments. Third quarter net insurance revenues increased 14% ($0.6 million) compared to a year earlier, while trust services and retail services fee income were up 8% ($0.3 million) and 4% ($0.1 million) respectively.

Other income was up 5% ($1.0 million) compared to the previous quarter reflecting 20% ($1.3 million) higher credit related fee income, 14% ($0.6 million) growth in net insurance revenues and a 15% ($0.4 million) increase in trust services fee income, partially offset by $1.2 million lower gains on the sale of securities. Year-to-date other income of $54.8 million was 23% ($10.3 million) higher than the same period last year with the increase again reflecting improvements across all areas. Credit related fee income increased $4.3 million (25%) while combined gains on securities sales, foreign exchange and other were up $3.4 million in the aggregate. Year-to-date net insurance revenues increased 16% ($1.7 million) while trust services and retail services fee income were up $0.7 million and $0.3 million respectively.

Credit Quality

Credit quality remained strong and within expectations due to a combination of long-established disciplined credit underwriting and overall solid economic fundamentals in Western Canada. Measured as a percentage of average loans, the provision for credit losses of 15 basis points remained unchanged from both the previous quarter and one year ago. The dollar provision in the third quarter of $3.0 million represented a modest increase from last quarter and was up from $2.6 million a year earlier with the increase reflecting ongoing portfolio growth. Annual provisions are expected to remain in line with the Bank's target of 15 basis points of average loans.

Gross impaired loans at July 31, 2008 were $47.5 million, compared with $43.0 million last quarter and $15.1 million a year earlier. As a percentage of total loans, gross impaired loans remain low by historical measures and mainly reflect slower economic activity in some sectors, including accounts that continue to be impacted by softness in the forestry industry. While impaired loans in the real estate sector partially reflect moderated residential sales activity in Western Canada, the dollar majority represent a few isolated accounts that are not considered to be the result of any systemic industry issues. Gross impaired loans represented 58 basis points of total loans at quarter end, compared to 54 basis points last quarter and 21 basis points one year ago. At the end of fiscal 2007, the ten year average for gross impaired loans measured against total loans was 86 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in 2006. The average net new specific provisions for credit losses over the same ten year period noted above were 13 basis points of average loans (including fiscal 2006 where recoveries exceeded losses). The dollar level of gross impaired loans is expected to fluctuate within an acceptable range as loans become impaired and are subsequently resolved. Overall credit quality is expected to remain strong.

The total allowance for credit losses (general and specific) represented 147% of gross impaired loans at July 31, 2008, compared to 156% last quarter and 402% one year ago. The general allowance as a percentage of risk-weighted loans was 81 basis points, compared to 79 basis points in the previous quarter and 82 basis points a year earlier.

Non-interest Expenses

Non-interest expenses of $34.5 million increased 12% ($3.7 million) over the same quarter last year and 3% ($1.1 million) over the prior quarter. Year-to-date non-interest expenses were also up 12% ($10.6 million). Executing CWB's strategic focus on people, processes, infrastructure and business enhancement has prompted increased spending, as these initiatives are necessary to provide a stronger growth platform and significant benefit in future periods. Higher non-interest expenses compared to last year mainly reflect salary and benefit costs related to increased staff complement and annual salary increments, as well as

premises and other expenses to facilitate business growth. Compared to the prior quarter, increased non-interest expenses primarily resulted from salary costs, including higher stock-based compensation charges, as well as employee recruitment and other expenses.

The third quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 45.2%, compared to 43.6% last year and 45.4% in the previous quarter. A constrained net interest margin combined with higher non-interest expenses were the main factors contributing to the deterioration in this measure from the previous year. Compared to the prior quarter, the efficiency ratio was positively impacted by continued revenue growth, including the contribution of two additional days in the third quarter, largely offset by higher non-interest expenses and a slightly lower net interest margin. The year-to-date efficiency ratio (teb) of 44.4% represented a 40 basis point improvement over the same period last year and was 60 basis points better than the Bank's fiscal 2008 target of 45.0%.

Income Taxes

The income tax rate (teb) for the first nine months of 2008 was 33.3%, down 150 basis points from one year ago, while the tax rate before the teb adjustment was 30.8% or 140 basis points lower than last year. Lower tax rates mainly reflect reductions in federal corporate income tax rates, partially offset by $1.0 million of additional tax expense taken in the first quarter due to the related write-down of future tax assets. Effective July 1, 2008, the corporate provincial income tax rates in British Columbia (BC), Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. On April 1, 2008, CWB's capital tax rate in BC decreased to 0.67%, down from 1.0%, and will be eliminated completely by April 1, 2010. In fiscal 2007, CWB paid capital taxes to BC totaling $1.7 million.

Comprehensive Income

Comprehensive income is composed of net income and other comprehensive income (OCI), and totaled $22.4 million for the third quarter, compared to $19.9 million in the same period last year. As previously noted, net income increased 10% ($2.3 million) over one year ago. CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities and derivative instruments designated as cash flow hedges, all net of tax. Third quarter OCI included a loss of $3.9 million, compared to a loss of $4.1 million a year earlier. Changes in OCI primarily reflect market value fluctuations related to changes in interest rates and shifts in the interest rate curve, partially offset by higher realized gains on sale of securities reclassified to other income and higher amounts reclassified to net interest income related to derivatives designated as cash flow hedges.

Balance Sheet

Total assets at July 31, 2008 of $10,057 million were up modestly compared to the prior quarter, as quarterly loan growth was primarily funded with existing liquidity initially built up in response to disruptions in global financial markets which commenced in August 2007. Compared to one year ago, total assets were up 13% ($1,176 million) reflecting strong loan growth.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,725 million at July 31, 2008, compared to $1,935 million last quarter and $1,633 million one year ago. As previously noted, higher liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has had a negative impact on net interest margin, it reflects the Bank's conservative risk tolerance. Third quarter liquidity was reduced somewhat compared to recent prior periods, however, management will monitor this position with particular attention until disruptions in financial markets subside.

The unrealized loss recorded on the balance sheet at July 31, 2008 was $5.1 million, compared to an unrealized gain of $0.2 million last quarter and an unrealized loss of $13.3 million one year ago. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. Realized gains on sale of securities were $0.8 million, compared to $2.0 million in the previous quarter. Realized gains on sale of securities in the third quarter 2007 were negligible. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, U.S. subprime lending or monoline insurers.

Loans

Total loans grew 3% ($226 million) in the quarter, 10% ($763 million) year-to-date and 15% ($1,078 million) in the past twelve months to reach $8,169 million at July 31, 2008. Very strong lending activity in BC provided the greatest dollar and percentage growth contributions in both the quarter and on a year-to-date basis. Overall loans sourced in Alberta have slowed compared to the very high level of activity observed a year earlier, but the outlook remains strong in most sectors. Overall lending activity in Saskatchewan showed good momentum compared to the prior quarter, while growth in Manitoba was relatively flat. Measured by lending sector, the best quarterly performance was in real estate lending, while the general commercial and personal lending sectors also showed strong results. Year-to-date performance in the equipment financing sector continued to be impacted by challenges related to softness in the forestry and natural gas industries. The outlook for natural gas and related services has improved, but is subject to fluctuations correlated with resource prices and drilling activity. In view of a generally positive economic outlook for Western Canada, strong demand for loans is expected to continue across most sectors.

The Bank's alternative mortgage business, Optimum Mortgage (Optimum), showed good performance with total loans growing 8% in the quarter, 15% year-to-date and 21% over the past twelve months to reach $432 million. Total deal activity increased compared to the previous three quarters and the overall outlook remains favourable. A pilot geographic expansion for Optimum into the Ontario marketplace was recently confirmed and the underwriting of residential mortgages in certain targeted regions is expected to commence before the end of fiscal 2008. While moderated residential sales activity has lengthened the required timeframe to resolve some delinquent loans, there are still plenty of opportunities to produce strong returns in this business while maintaining a solid risk profile. Optimum's loan book is entirely comprised of conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of these mortgages carry a fixed interest rate with the principal amortized over 25 years or less.

Deposits

Total branch deposits increased 5% in the quarter and 16% in the past year. The demand and notice component within branch deposits was down 1% compared to last quarter, but up 22% over the past twelve months. CWB's high-interest *Summit Savings*® account launched in July 2007 continued to promote increased brand awareness and was the primary source of growth in demand and notice deposits over the past year. Reflecting the Bank's commercial focus, a significant portion of the year-over-year growth in total branch deposits also includes larger relationship-based commercial and wholesale balances that can be subject to greater fluctuation. Disruptions in financial markets and related competitive influences have led to significantly increased costs for both branch-generated deposits and those raised through the deposit broker network. While improved conditions in financial and credit markets should help stabilize and/or lower deposit costs over time, it is difficult to predict when this will occur in view of ongoing market turmoil.

Total deposits at July 31, 2008 were $8,686 million, unchanged from the previous quarter and up 13% ($1,030 million) over the past year. Total branch deposits measured as a percentage of total deposits were 68% at quarter end, up from 64% in the previous quarter and 67% one year ago. Compared to prior periods, the increase in branch-raised deposits as a percentage of total deposits reflects strong growth in internal funding sources combined with reduced liquidity sourced from the deposit broker network. Demand and notice deposits measured as a percentage of total deposits was unchanged from the previous quarter at 29%, up from 27% the same time last year.

Other Assets and Other Liabilities

Other assets at July 31, 2008 totaled $163 million, compared to $161 million last quarter and $157 million one year ago. Other liabilities at quarter end were $297 million, compared to $323 million the previous quarter and $269 million last year.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration, which totaled $4,499 million at July 31, 2008, unchanged from the prior quarter and up from $4,049 million one year ago. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. For additional information regarding other off-balance sheet items refer to Notes 13 and 19 to the audited consolidated financial statements on pages 71 and 74 respectively in the Bank's 2007 Annual Report.

Capital Management

Effective November 1, 2007, the Office of the Superintendent of Financial Institutions (OSFI) required Canadian financial institutions to manage and report regulatory capital in accordance with a new capital management framework, commonly called Basel II. Basel II introduced several significant changes to the risk-weighting of assets and the calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for CWB under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises, as well as a new capital requirement related to operational risk.

Basel II had a modest positive impact on the overall required level of regulatory capital for CWB. New procedures and system enhancements were developed to conform to the new framework including the formalization of internal capital adequacy assessment processes.

Under Basel II at July 31, 2008, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was unchanged from the previous quarter at 14.0%. The total capital adequacy ratio at July 2007 under the previous OSFI framework was 13.6%. The Tier 1 ratio at the end of the third quarter under Basel II was 9.2%, compared to 9.3% last quarter. The Tier 1 ratio at the same time last year under the previous framework was 9.0%. The lower Tier 1 ratio compared to the previous quarter reflects robust asset growth. Compared to the same quarter last year, CWB's regulatory capital increased with the retention of earnings, the placement of $50 million of subordinated debentures in June 2008 and a higher general allowance for credit losses, partially offset by the redemption of $30 million of subordinated debentures in July 2008. The improved Tier 1 capital ratio compared to July 31, 2007 mainly reflects a combination of increased capital from earnings and a modest positive impact from the adoption of Basel II.

$50 million of "Series C" subordinated debentures were issued in the third quarter under a short-form base shelf prospectus filed with the securities commission or equivalent regulatory authority in each of the provinces and territories of Canada. The debentures have a fixed interest rate of 5.95% until June 27, 2013, and a rate thereafter fixed quarterly at the 90-day Bankers' Acceptance rate plus 302 basis points until maturity on June 27, 2018. On July 8, 2008, an issue of previously outstanding subordinated debentures in the amount of $30 million was redeemed by the Bank at face value. The placement of the Series C debentures was consistent with management's objective to maintain a strong and efficient capital structure to support continued high quality asset growth, while providing flexibility in considering accretive growth opportunities and future dividend increases.

Further information relating to the Bank's capital position is provided in Note 16 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2007.

Book value per common share at July 31, 2008 was $10.47 compared to $10.22 last quarter and $9.05 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on July 3, 2008. On September 3, 2008, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on October 2, 2008 to shareholders of record on September 18, 2008. This quarterly dividend represents a 22% increase over the quarterly dividend declared one year ago.

Accounting Policy Changes

Significant accounting policies are detailed in the notes to the Bank's October 31, 2007 audited consolidated financial statements. Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Disclosure and Presentation* and *Capital Disclosures*. As a result of adopting these standards, new or enhanced disclosure has been provided. Refer to Note 2 to the unaudited interim consolidated financial statements for further details.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended July 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Share Information

As at August 31, 2008, there were 63,418,574 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 5,543,972 common shares for maximum proceeds of $109.2 million.

Summary of Quarterly Financial Information

	2008			2007				2006
($ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	$ **76,375**	$ 73,754	$ 74,669	$ 74,359	$ 70,665	$ 66,804	$ 61,652	$ 59,565
Total revenues	**74,933**	72,402	73,332	72,863	69,242	65,477	60,488	58,371
Net income	**26,327**	25,302	25,905	29,572	24,033	22,219	20,458	21,209
Earnings per common share								
Basic	**0.42**	0.40	0.41	0.47	0.39	0.36	0.33	0.34
Diluted	**0.41**	0.39	0.40	0.46	0.37	0.35	0.32	0.33
Total assets ($ millions)	**10,057**	10,038	9,865	9,525	8,881	8,022	7,565	7,268

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a consistent growth trend although the second quarter contains three fewer revenue-earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarters of 2007 and 2006 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share) and $2.0 million ($0.03 per diluted share) respectively.

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2007 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2007 Annual Report and audited consolidated financial statements for the year ended October 31, 2007 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 15 of the unaudited interim consolidated financial statements.

Banking and Trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's wholly owned subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant).

Net income of $23.8 million was up 9% ($2.0 million) over the same quarter last year benefiting from 15% loan growth and a 23% ($2.7 million) increase in other income, significantly offset by a 35 basis point decline in net interest margin (teb) to 2.23%. Third quarter credit related fee income grew 25% ($1.6 million) over 2007 while gains on securities sales, foreign exchange and other were up $0.8 million. Trust services revenues were $0.4 million higher than last year while retail services fee income was up $0.1 million. The significant reduction in net interest margin (teb) compared to a year earlier resulted from a combination of increased deposit costs related to financial market disruptions, decreases in the prime lending rate and higher liquidity levels. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 45.7%, compared to 44.0% one year ago. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income attributable to the significantly lower net interest margin (teb) and a 12% increase in non-interest expenses mainly resulting from continued business growth and investment in future development initiatives, partially offset by continued loan growth and very strong other income. Total branch-raised deposits grew 16% over the past year while the demand and notice component of branch-raised deposits was up 22%. A considerable portion of growth in demand and notice deposits over the past year was due to the ongoing success of CWB's high-interest savings account branded *Summit Savings®*.

Quarterly earnings increased 3% ($0.8 million) over the previous period with strong fee-based income, two additional days and continued loan growth more than offsetting the impact of $1.2 million lower gains on securities sales, a slightly reduced net interest margin (teb) and higher non-interest expenses. Increased non-interest expenses primarily resulted from salary costs, including higher stock-based compensation charges, as well as employee recruitment and other expenses.

Year-to-date net income of $71.3 million increased 16% ($9.8 million) over the same period in 2007 reflecting strong loan growth and a 26% ($8.7 million) increase in other income, partially offset by a 35 basis point decline in net interest margin (teb). Other income benefited from improved performance across all areas including a 25% ($4.3 million) increase in credit related fee income and gains on securities sales, foreign exchange and other, which were up $3.4 million in the aggregate. On a year-to-date basis, growth in total revenues continued to exceed higher non-interest expenses leading to a 30 basis point improvement in the efficiency ratio (teb) to 44.5%.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	July 31 2008	April 30 2008	July 31 2007	July 31 2007	July 31 2008	July 31 2007	July 31 2007
Net interest income (teb)	$ **55,877**	$ 54,325	$ 53,533	4 %	$ **165,844**	$ 151,204	10 %
Other income	**14,415**	13,948	11,685	23	**42,758**	34,054	26
Total revenues (teb)	**70,292**	68,273	65,218	8	**208,602**	185,258	13
Provision for credit losses	**3,038**	2,962	2,550	19	**8,813**	7,650	15
Non-interest expenses	**32,124**	31,207	28,688	12	**92,835**	82,995	12
Provision for income taxes (teb)	**11,306**	11,031	12,164	(7)	**35,617**	33,053	8
Net income	$ **23,824**	$ 23,073	$ 21,816	9 %	$ **71,337**	$ 61,560	16 %
Efficiency ratio (teb)	**45.7 %**	45.7 %	44.0 %	170 bp	**44.5 %**	44.8 %	(30)bp
Efficiency ratio	**46.6**	46.6	44.9	170	**45.3**	45.7	(40)
Net interest margin (teb)	**2.23**	2.26	2.58	(35)	**2.28**	2.63	(35)
Net interest margin	**2.18**	2.21	2.52	(34)	**2.23**	2.56	(33)
Average loans (millions)[1]	$ **7,981**	$ 7,798	$ 6,774	18 %	$ **7,775**	$ 6,361	22 %
Average assets (millions)	**9,927**	9,730	8,227	21	**9,695**	7,700	26

bp – basis point change.

teb – taxable equivalent basis, see definition following Financial Highlights table.

[1] Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's wholly owned subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct's third quarter net income of $2.5 million represented a 13% ($0.3 million) increase over last year mainly resulting from improved claims experience. Absent the impact of the Alberta auto risk sharing pools (the Pools), third quarter net earned premiums were up 3% over the prior year. Profitability improved in all lines of business except BC Home and policy growth remained solid in both Alberta lines of business. The expense ratio of 29% represented a 100 basis point increase over the same quarter last year mainly reflecting the impact of lower net earned premium growth. The Insurance Corporation of British Columbia implemented a reduction of 3% on its optional insurance product effective July 1, 2008. CDI responded to this challenge by offering further discounts on its BC auto product line, particularly for Internet purchases.

Net income was up $0.3 million compared to the previous quarter mainly reflecting lower claims experience, evidenced by a 200 basis point improvement in the loss ratio, partially offset by a 100 basis point increase in the expense ratio. Year-to-date net income of $6.2 million represented a 20% ($1.0 million) increase over the same period last year due to continued business growth, improved loss experience and higher net interest income (teb), partially offset by a $0.6 million lower pre-tax contribution from the Pools.

On July 31, 2008, the Alberta Insurance Rate Board approved a rate increase for basic coverage on private passenger vehicles under the Auto Insurance Premium Regulation. The order will permit insurers to increase rates on mandatory insurance on new and renewal business of up to 5% effective November 1, 2008.

	For the three months ended			Change from	For the nine months ended		Change from
($ thousands)	**July 31 2008**	April 30 2008	July 31 2007	July 31 2007	**July 31 2008**	July 31 2007	July 31 2007
Net interest income (teb)	$ **1,413**	$ 1,334	$ 1,355	4 %	$ **4,151**	$ 3,460	20 %
Other income (net)							
Net earned premiums	**25,030**	23,737	24,988	-	**73,066**	70,742	3
Commissions and processing fees	**734**	738	733	-	**2,134**	2,008	6
Net claims and adjustment expenses	**(15,612)**	(15,135)	(16,097)	(3)	**(47,816)**	(47,495)	1
Policy acquisition costs	**(5,466)**	(5,212)	(5,531)	(1)	**(15,361)**	(14,911)	3
Insurance revenue (net)	**4,686**	4,128	4,093	14	**12,023**	10,344	16
Losses (gains) on sale of securities	**(16)**	19	(1)	nm	**22**	59	(63)
Total revenues (net) (teb)	**6,083**	5,481	5,447	12	**16,196**	13,863	17
Non-interest expenses	**2,406**	2,246	2,139	12	**6,972**	6,177	13
Provision for income taxes (teb)	**1,174**	1,006	1,091	8	**3,027**	2,536	19
Net income	$ **2,503**	$ 2,229	$ 2,217	13 %	$ **6,197**	$ 5,150	20 %
Policies outstanding (#)	**167,150**	166,093	163,875	2	**167,150**	163,875	2
Gross written premiums	$ **30,020**	$ 26,642	$ 29,992	-	$ **78,278**	$ 77,743	1
Claims loss ratio[1]	**62 %**	64 %	64 %	(200)bp	**65 %**	67 %	(200)bp
Expense ratio[2]	**29**	28	28	100	**28**	27	100
Combined ratio[3]	**91**	92	92	(100)	**93**	94	(100)
Alberta auto risk sharing pools impact on net income before tax	$ **(30)**	$ (3)	$ (101)	(70) %	$ **87**	$ 721	(88)%
Average total assets (millions)	**185**	180	166	11	**181**	161	12

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
nm - not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2008 Targets & Outlook

The performance targets established for the 2008 fiscal year are presented in the table below together with CWB's actual performance.

	2008 Target	**2008 YTD Performance** [1]
Net income growth	15%	**16%**
Total revenue (teb) growth	17%	**13%**
Loan growth	15%	**15%**
Provision for credit losses as a percentage of average loans	0.15%	**0.15%**
Efficiency ratio (teb)	45%	**44.4%**
Return on equity	17%	**16.3%**
Return on assets	1.10%	**1.05%**

(1) 2008 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.

Management's assumptions in setting performance targets for fiscal 2008 included: economic growth in Western Canada that would outperform the rest of the country, but moderate compared to the previous two years; relatively flat interest rates and a stable core inflation environment; and a lower net interest margin (associated with increased deposit costs and the Bank's higher liquidity levels maintained in response to disruptions in financial markets), largely offset by higher credit spreads and a corresponding increase in loan yields once financial markets normalized. In the first quarter expectations were updated to reflect a declining interest rate environment in Canada. Over the course of the second and third quarters, it became clear that persistent liquidity and pricing pressures in financial markets were having a more significant and long-term impact on net interest margin than initially anticipated.

CWB is within close range of most performance targets through the first nine months of 2008. However, the significant impact on total revenue (teb) growth from ongoing margin compression combined with an exceptionally strong fourth quarter of 2007 that included an income tax benefit of $2.9 million, make it likely the Bank will fall short of several 2008 targets, the most notable being net income and total revenue (teb) growth. Although net interest margin is expected to return to more normal historic levels as disruptions in financial markets subside, a specific recovery timeframe cannot yet be reasonably estimated in view of ongoing market turmoil and associated spin-off effects.

The benefits of CWB's strategies for sustained, responsible growth remained clearly evident this quarter. While the Bank has been dealing with compressed net interest margins, solid third quarter and year-to-date results substantiate CWB's strong market position and risk profile. Economic fundamentals in Western Canada are expected to remain sound despite the marked slowdown in the U.S and Eastern Canada. Management will monitor the potential impacts of new economic developments closely. Notwithstanding increased challenges in some sectors, there is still a good pipeline of new high quality lending opportunities. CWB will maintain its focus on secured loans and will not compromise asset quality to increase volume. Credit quality is expected to remain strong and the Bank is well positioned to manage future credit events.

There are ample opportunities to further increase market presence and CWB recently confirmed plans for three new full-service branches to complement existing infrastructure initiatives. These include future additional branches in Surrey, BC, and Saskatoon, Saskatchewan, as well a full-service branch to replace the existing equipment lending office in Kamloops, BC. A full-service branch in Leduc, Alberta (AB) is scheduled to open in the fourth quarter of 2008. Other future branch locations previously confirmed include Sherwood Park, AB and Airdrie, AB. Further development of trust, insurance and other complementary businesses also remains a key strategy and supports objectives to increase CWB's proportion of non-interest income to total revenues over time. If the right strategic opportunity arises, the Bank will also look to support its diversification objectives via acquisition.

This management's discussion and analysis is dated September 4, 2008.

Taxable Equivalent Basis (teb)
Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI adopted a new capital management framework called Basel II and capital is now managed and reported in accordance with those requirements. Prior year ratios have been calculated using the previous framework;
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI. As of November 1, 2007 (as described in Note 16 to the interim consolidated financial statements), OSFI changed their methodology and capital is now managed and reported in accordance with the requirements of Basel II. Prior year ratios have not been restated.
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Consolidated Statement of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2008	April 30 2008	July 31 2007	Change from July 31 2007	For the nine months ended July 31 2008	July 31 2007	Change from July 31 2007
Interest Income							
Loans	$ **120,455**	$ 121,593	$ 113,748	6 %	$ **368,799**	$ 315,823	17 %
Securities	**13,058**	13,862	11,712	11	**42,111**	31,894	32
Deposits with regulated financial institutions	**4,490**	4,543	3,618	24	**13,990**	9,672	45
	138,003	139,998	129,078	7	**424,900**	357,389	19
Interest Expense							
Deposits	**76,506**	80,325	70,124	9	**242,538**	194,284	25
Subordinated debentures	**5,649**	5,366	5,489	3	**16,498**	12,355	34
	82,155	85,691	75,613	9	**259,036**	206,639	25
Net Interest Income	**55,848**	54,307	53,465	4	**165,864**	150,750	10
Provision for Credit Losses	**3,038**	2,962	2,550	19	**8,813**	7,650	15
Net Interest Income after Provision for Credit Losses	**52,810**	51,345	50,915	4	**157,051**	143,100	10
Other Income							
Credit related	**7,876**	6,587	6,277	25	**21,772**	17,477	25
Insurance, net (Note 3)	**4,686**	4,128	4,093	14	**12,023**	10,344	16
Trust services	**3,385**	2,952	3,132	8	**9,901**	9,210	8
Retail services	**1,906**	1,861	1,826	4	**5,726**	5,453	5
Gains on sale of securities	**765**	1,998	10	nm	**3,777**	431	nm
Foreign exchange gains	**467**	435	371	26	**1,286**	1,334	(4)
Other	**-**	134	68	nm	**318**	208	53
	19,085	18,095	15,777	21	**54,803**	44,457	23
Net Interest and Other Income	**71,895**	69,440	66,692	8	**211,854**	187,557	13
Non-interest Expenses							
Salaries and employee benefits	**22,508**	21,674	19,466	16	**64,799**	56,511	15
Premises and equipment	**5,454**	5,503	5,167	6	**16,339**	14,852	10
Other expenses	**6,021**	5,847	5,628	7	**17,124**	16,013	7
Provincial capital taxes	**547**	429	566	(3)	**1,545**	1,796	(14)
	34,530	33,453	30,827	12	**99,807**	89,172	12
Net Income Before Provision for Income Taxes	**37,365**	35,987	35,865	4	**112,047**	98,385	14
Provision for Income Taxes	**11,038**	10,685	11,832	(7)	**34,513**	31,675	9
Net Income	$ **26,327**	$ 25,302	$ 24,033	10 %	$ **77,534**	$ 66,710	16 %
Weighted average common shares outstanding	**63,279,303**	63,183,486	62,413,781	1 %	**63,145,663**	62,240,603	1 %
Earnings per Common Share							
Basic	$ **0.42**	$ 0.40	$ 0.39	8 %	$ **1.23**	$ 1.07	15 %
Diluted	**0.41**	0.39	0.37	11	**1.20**	1.04	15

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheet

(unaudited) ($ thousands)		As at July 31 2008	As at April 30 2008	As at October 31 2007	As at July 31 2007	Change from July 31 2007
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		$ **23,903**	$ 31,039	$ 6,446	$ 10,760	122 %
Interest bearing deposits with regulated financial institutions (Note 4)		**409,882**	476,585	405,122	312,513	31
Cheques and other items in transit		**2,172**	6,065	1,122	729	198
		435,957	513,689	412,690	324,002	35
Securities	(Note 4)					
Issued or guaranteed by Canada		**313,986**	331,272	630,396	414,433	(24)
Issued or guaranteed by a province or municipality		**473,414**	443,775	251,418	285,559	66
Other securities		**492,706**	490,945	459,812	553,021	(11)
		1,280,106	1,265,992	1,341,626	1,253,013	2
Securities Purchased Under Resale Agreements		**9,001**	155,148	206,925	56,425	(84)
Loans	(Notes 5 and 7)					
Residential mortgages		**1,974,285**	1,959,048	1,780,442	1,654,906	19
Other loans		**6,264,472**	6,050,679	5,688,160	5,496,505	14
		8,238,757	8,009,727	7,468,602	7,151,411	15
Allowance for credit losses	(Note 6)	**(70,009)**	(67,091)	(63,022)	(60,779)	15
		8,168,748	7,942,636	7,405,580	7,090,632	15
Other						
Land, buildings and equipment		**26,258**	25,795	25,736	24,443	7
Goodwill		**6,933**	6,933	6,933	6,933	-
Other intangible assets		**2,274**	2,410	2,681	2,817	(19)
Insurance related		**53,514**	52,656	51,744	55,027	(3)
Derivative related	(Note 8)	**3,529**	3,966	1,496	843	319
Other assets		**70,324**	68,989	69,629	66,979	5
		162,832	160,749	158,219	157,042	4
Total Assets		**$ 10,056,644**	$ 10,038,214	$ 9,525,040	$ 8,881,114	13 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		$ **366,725**	$ 373,692	$ 376,488	$ 398,885	(8)%
Payable after notice		**2,096,550**	2,123,327	1,843,799	1,628,043	29
Payable on a fixed date		**6,118,061**	6,077,005	5,931,631	5,524,614	11
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	105,000	-
		8,686,336	8,679,024	8,256,918	7,656,542	13
Other						
Cheques and other items in transit		**27,045**	34,550	22,177	33,379	(19)
Insurance related		**131,504**	127,337	124,480	124,095	6
Derivative related	(Note 8)	**285**	846	1,307	2,109	(86)
Securities purchased under reverse resale agreements		**-**	19,896	-	-	-
Other liabilities		**138,073**	140,346	134,665	109,102	27
		296,907	322,975	282,629	268,685	11
Subordinated Debentures						
Conventional	(Note 9)	**410,000**	390,000	390,000	390,000	5
Shareholders' Equity						
Retained earnings		**430,697**	411,329	372,739	348,817	23
Accumulated other comprehensive income (loss)		**(1,308)**	2,597	(5,931)	(9,608)	(86)
Capital stock	(Note 10)	**221,103**	220,634	219,004	217,589	2
Contributed surplus		**12,909**	11,655	9,681	9,089	42
		663,401	646,215	595,493	565,887	17
Total Liabilities and Shareholders' Equity		**$ 10,056,644**	$ 10,038,214	$ 9,525,040	$ 8,881,114	13 %
Contingent Liabilities and Commitments	(Note 11)					

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) ($ thousands)	For the nine months ended July 31 2008	 July 31 2007
Retained Earnings		
Balance at beginning of period	$ **372,739**	$ 297,675
Net income	**77,534**	66,710
Dividends	**(19,576)**	(15,568)
Balance at end of period	**430,697**	348,817
Accumulated Other Comprehensive Income (Loss)		
Balance at beginning of period	**(5,931)**	(1,494)
Other comprehensive income (loss)	**4,623**	(8,114)
Balance at end of period	**(1,308)**	(9,608)
Total retained earnings and accumulated other comprehensive income (loss)	**429,389**	339,209
Capital Stock (Note 10)		
Balance at beginning of period	**219,004**	215,349
Issued on exercise of employee stock options	**1,086**	1,525
Transferred from contributed surplus on exercise or exchange of options	**1,013**	715
Balance at end of period	**221,103**	217,589
Contributed Surplus		
Balance at beginning of period	**9,681**	6,340
Amortization of fair value of employee stock options	**4,241**	3,464
Transferred to capital stock on exercise or exchange of options	**(1,013)**	(715)
Balance at end of period	**12,909**	9,089
Total Shareholders' Equity	$ **663,401**	$ 565,887

Consolidated Statement of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended July 31 2008	 July 31 2007	For the nine months ended July 31 2008	 July 31 2007
Net Income	$ **26,327**	$ 24,033	$ **77,534**	$ 66,710
Other Comprehensive Income (Loss), net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value[1]	**(2,906)**	(4,085)	**5,523**	(8,837)
Reclassification to other income[2]	**(600)**	7	**(2,634)**	290
	(3,506)	(4,078)	**2,889**	(8,547)
Derivatives designated as cash flow hedges:				
Gains (losses) from change in fair value[3]	**566**	(423)	**3,904**	(809)
Reclassification to net interest income[4]	**(965)**	375	**(1,232)**	1,242
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	**-**	-	**(938)**	-
	(399)	(48)	**1,734**	433
	(3,905)	(4,126)	**4,623**	(8,114)
Comprehensive Income for the Period	$ **22,422**	$ 19,907	$ **82,157**	$ 58,596

[1] Net of income tax expense of $2,394 for the nine months ended July 31, 2008 (2007 - tax benefit of $4,313).
[2] Net of income tax benefit of $1,142 for the nine months ended July 31, 2008 (2007 - tax expense $141).
[3] Net of income tax expense of $1,714 for the nine months ended July 31, 2008 (2007 - tax benefit $395).
[4] Net of income tax benefit of $534 for the nine months ended July 31, 2008 (2007 - tax expense $606).
[5] Net of income tax benefit of $429 for the nine months ended July 31, 2008 (2007 - nil).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flow

(unaudited) ($ thousands)	For the three months ended July 31 2008	July 31 2007	For the nine months ended July 31 2008	July 31 2007
Cash Flows from Operating Activities				
Net income	$ **26,327**	$ 24,033	$ **77,534**	$ 66,710
Adjustments to determine net cash flows				
Provision for credit losses	**3,038**	2,550	**8,813**	7,650
Depreciation and amortization	**1,761**	1,584	**5,116**	4,411
Amortization of fair value of employee stock options	**1,537**	1,178	**4,241**	3,464
Future income taxes, net	**372**	2,376	**899**	2,594
Gain on sale of securities, net	**(765)**	(10)	**(3,777)**	(431)
Accrued interest receivable and payable, net	**(3,274)**	(3,256)	**6,326**	1,604
Current income taxes payable, net	**816**	396	**(1,068)**	(287)
Other items, net	**4,087**	3,644	**(4,963)**	(6,274)
	33,899	32,495	**93,121**	79,441
Cash Flows from Financing Activities				
Deposits, net	**7,312**	858,059	**429,418**	1,365,575
Debentures issued	**50,000**	-	**50,000**	195,000
Debentures redeemed	**(30,000)**	(3,126)	**(30,000)**	(3,126)
Common shares issued	**186**	721	**1,086**	1,525
Dividends	**(6,959)**	(5,623)	**(19,576)**	(15,568)
	20,539	850,031	**430,928**	1,543,406
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net	**65,595**	(78,867)	**(2,950)**	36,455
Securities, purchased	**(658,402)**	(893,170)	**(2,057,270)**	(2,035,649)
Securities, sale proceeds	**187,183**	151,868	**936,939**	581,935
Securities, matured	**452,649**	482,338	**1,192,159**	1,080,422
Securities matured (purchased) under resale agreements, net	**126,251**	(76,068)	**197,924**	(47,425)
Loans, net	**(229,150)**	(525,584)	**(771,981)**	(1,316,445)
Land, buildings and equipment	**(2,088)**	(1,994)	**(5,231)**	(4,249)
	(57,962)	(941,477)	**(510,410)**	(1,704,956)
Change in Cash and Cash Equivalents	**(3,524)**	(58,951)	**13,639**	(82,109)
Cash and Cash Equivalents at Beginning of Period	**2,554**	37,061	**(14,609)**	60,219
Cash and Cash Equivalents at End of Period *	$ **(970)**	$ (21,890)	$ **(970)**	$ (21,890)
* Represented by:				
Cash and non-interest bearing deposits with financial institutions	$ **23,903**	$ 10,760	$ **23,903**	$ 10,760
Cheques and other items in transit (included in Cash Resources)	**2,172**	729	**2,172**	729
Cheques and other items in transit (included in Other Liabilities)	**(27,045)**	(33,379)	**(27,045)**	(33,379)
Cash and Cash Equivalents at End of Period	$ **(970)**	$ (21,890)	$ **(970)**	$ (21,890)
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the period	$ **87,589**	$ 73,000	$ **254,032**	$ 197,640
Amount of income taxes paid in the period	**9,850**	11,436	**34,682**	29,368

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2007, except as described in Note 2. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2007 as set out on pages 57 to 82 of the Bank's 2007 Annual Report.

2. Change in Accounting Policies

Effective November 1, 2007, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments - Disclosure and Presentation* and *Capital Disclosures*. The new standards require additional disclosure regarding financial instruments and capital management practices. As a result of adopting these standards, new or enhanced disclosure is provided in Note 4 Securities, Note 5 Loans, Note 6 Allowance for Credit Losses, Note 7 Impaired and Past Due Loans, Note 13 Financial Instruments, Note 14 Interest Rate Sensitivity and Note 16 Capital Management.

3. Insurance Revenues, Net

Insurance revenues, net as reported in other income on the consolidated statement of income is presented net of claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the nine months ended	
	July 31 2008	April 30 2008	July 31 2007	**July 31 2008**	July 31 2007
Net earned premiums	**$ 25,030**	$ 23,737	$ 24,988	**$ 73,066**	$ 70,742
Commissions and processing fees	**734**	738	733	**2,134**	2,008
Net claims and adjustment expenses	**(15,612)**	(15,135)	(16,097)	**(47,816)**	(47,495)
Policy acquisition costs	**(5,466)**	(5,212)	(5,531)	**(15,361)**	(14,911)
Total, net	**$ 4,686**	$ 4,128	$ 4,093	**$ 12,023**	$ 10,344

4. Securities

Securities are accounted for at settlement date. Net unrealized gains (losses) reflected on the balance sheet follow.

	As at July 31 2008	As at April 30 2008	As at July 31 2007
Interest bearing deposits with regulated financial institutions	**$ 736**	$ 1,849	$ (1,633)
Securities			
Issued or guaranteed by Canada	**297**	1,106	(1,055)
Issued or guaranteed by a province or municipality	**494**	1,827	(747)
Other securities	**(6,675)**	(4,600)	(9,873)
Unrealized gains (losses), net	**$ (5,148)**	$ 182	$ (13,308)

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	July 31 2008 Composition Percentage	April 30 2008 Composition Percentage	October 31 2007 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 968	$ 821	$ 86	$ 54	$ 42	$ 1,971	24 %	24 %	24 %
Other loans	108	196	25	4	1	334	4	4	3
	1,076	1,017	111	58	43	2,305	28	28	27
Loans to Businesses									
Commercial	680	1,086	72	71	156	2,065	25	25	25
Construction and real estate[3]	891	1,248	75	59	111	2,384	29	27	25
Equipment financing	340	825	41	13	28	1,247	15	16	18
Energy	19	219	-	-	-	238	3	4	5
	1,930	3,378	188	143	295	5,934	72	72	73
Total Loans[1]	$ 3,006	$ 4,395	$ 299	$ 201	$ 338	$ 8,239	100 %	100 %	100 %
Composition Percentage									
July 31, 2008	37 %	53 %	4 %	2 %	4%	100 %			
April 30, 2008	36 %	55 %	4 %	2 %	3%	100 %			
October 31, 2007	35 %	55 %	4 %	3 %	3%	100 %			

[1] This table does not include an allocation for credit losses or deferred revenue and premiums.
[2] Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
[3] Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended July 31, 2008			For the three months ended April 30, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 10,787**	**$ 56,304**	**$ 67,091**	$ 9,248	$ 55,940	$ 65,188
Provision for credit losses	**117**	**2,921**	**3,038**	2,598	364	2,962
Write-offs	**(133)**	**-**	**(133)**	(1,065)	-	(1,065)
Recoveries	**13**	**-**	**13**	6	-	6
Balance at end of period	**$ 10,784**	**$ 59,225**	**$ 70,009**	$ 10,787	$ 56,304	$ 67,091

	For the three months ended July 31, 2007		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 4,878	$ 53,435	$ 58,313
Provision for credit losses	903	1,647	2,550
Write-offs	(98)	-	(98)
Recoveries	14	-	14
Balance at end of period	$ 5,697	$ 55,082	$ 60,779

	For the nine months ended July 31, 2008			For the nine months ended July 31, 2007		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 7,414**	**$ 55,608**	**$ 63,022**	$ 5,484	$ 48,037	$ 53,521
Provision for credit losses	**5,196**	**3,617**	**8,813**	605	7,045	7,650
Write-offs	**(1,872)**	**-**	**(1,872)**	(470)	-	(470)
Recoveries	**46**	**-**	**46**	78	-	78
Balance at end of period	**$ 10,784**	**$ 59,225**	**$ 70,009**	$ 5,697	$ 55,082	$ 60,779

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at July 31, 2008				As at April 30, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,236,399	$ 10,051	$ 261	$ 9,790	$ 1,159,586	$ 6,417	$ 283	$ 6,134
Real estate[1]	3,401,919	15,507	929	14,578	3,232,475	11,223	920	10,303
Industrial	1,484,165	15,304	4,355	10,949	1,580,911	14,972	3,948	11,024
Commercial	2,116,274	6,677	5,239	1,438	2,036,755	10,406	5,636	4,770
Total	$ 8,238,757	$ 47,539	$ 10,784	36,755	$ 8,009,727	$ 43,018	$ 10,787	32,231
General allowance[2]				(59,225)				(56,304)
Net impaired loans after general allowance				$ (22,470)				$ (24,073)

	As at July 31, 2007			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,004,010	$ 4,080	$ 320	$ 3,760
Real estate[1]	2,667,179	563	352	211
Industrial	1,608,257	6,370	1,418	4,952
Commercial	1,871,965	4,092	3,607	485
Total	$ 7,151,411	$ 15,105	$ 5,697	9,408
General allowance[2]				(55,082)
Net impaired loans after general allowance				$ (45,674)

(1) Multi-family residential mortgages are included in real estate loans.
(2) The general allowance for credit risk is not allocated by loan type.

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at July 31, 2008			As at April 30, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 15,238	$ 7,575	$ 7,663	$ 18,586	$ 8,071	$ 10,515
British Columbia	29,725	2,014	27,711	21,757	1,778	19,979
Saskatchewan	2,099	807	1,292	2,167	499	1,668
Manitoba	477	388	89	508	439	69
Total	$ 47,539	$ 10,784	36,755	$ 43,018	$ 10,787	32,231
General allowance[1]			(59,225)			(56,304)
Net impaired loans after general allowance			$ (22,470)			$ (24,073)

	As at July 31, 2007		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 7,690	$ 3,287	$ 4,403
British Columbia	4,115	891	3,224
Saskatchewan	3,203	1,519	1,684
Manitoba	97	-	97
Total	$ 15,105	$ 5,697	9,408
General allowance[1]			(55,082)
Net impaired loans after general allowance			$ (45,674)

(1) The general allowance for credit risk is not allocated by province.

During the quarter and for the nine months ended July 31, 2008, interest recognized as income on impaired loans totaled $126 and $304 respectively (2007 - $74 and $166).

Gross impaired loans exclude certain past due loans which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at July 31, 2008					As at April 30, 2008
	1 - 30 days	31 - 60 days	61 - 90 days	More than 90 days	Total	Total
Residential mortgages	$ 6,264	$ 2,067	$ 7,977	$ -	$ 16,308	$ 21,990
Other loans	11,911	8,833	1,122	-	21,866	17,840
	$ 18,175	$ 10,900	$ 9,099	$ -	$ 38,174	$ 39,830

Certain process changes were required to compile the above information and comparative figures prior to the second quarter are not available.

8. Derivative Financial Instruments

For the quarter and nine months ended July 31, 2008, a net unrealized after tax gain of $566 and $3,904 respectively (2007 - $423 and $809 after tax loss) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2007 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the quarter and nine months ended July 31, 2008, a net gain after tax of $965 and $1,232 respectively (2007 - $375 and $1,242 net loss after tax) was reclassified to net income. A net gain of $348 (2007 - $799 net loss) before tax recorded in accumulated other comprehensive income (loss) as at July 31, 2008 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at July 31, 2008			As at April 30, 2008		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 663,000**	**$ 2,965**	**$ 30**	$ 693,000	$ 3,632	$ 74
Equity contracts[2]	**4,400**	**178**	**-**	4,400	320	-
Foreign exchange contracts[3]	**48,757**	**386**	**-**	71,299	14	456
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**255**	n/a	-	316
Other forecasted transactions	**-**	**-**	**-**	-	-	-
Derivative related amounts		**$ 3,529**	**$ 285**		$ 3,966	$ 846

	As at July 31, 2007		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 663,000	$ 219	$ 1,302
Equity contracts	6,000	612	-
Foreign exchange contracts	5,344	12	65
Embedded derivatives in equity-linked deposits	n/a	-	742
Other forecasted transactions	-	-	-
Derivative related amounts		$ 843	$ 2,109

(1) Interest rate swaps outstanding at July 31, 2008 mature between August 2008 and January 2013.
(2) Equity contracts and equity-linked deposits outstanding at July 31, 2008 mature between February 2009 and March 2011.
(3) Foreign exchange contracts outstanding at July 31, 2008 mature between August 2008 and October 2008.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the quarter and nine months ended July 31, 2008.

9. Subordinated Debentures

On June 27, 2008, the Bank issued $50,000 of Series C Debentures. The Series C Debentures have a fixed interest rate of 5.95% until June 27, 2013. Thereafter, the rate will be fixed quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 302 basis points until maturity on June 27, 2018.

On July 8, 2008, conventional subordinated debentures in the amount of $30,000 were redeemed by the Bank at face value.

10. Capital Stock and Share Incentive Plan

Capital Stock

	For the three months ended			
	July 31, 2008		July 31, 2007	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**63,234,450**	**$ 220,634**	62,295,058	$ 216,579
Issued on exercise or exchange of options	**107,499**	**186**	253,862	721
Transferred from contributed surplus on exercise or exchange of options	**-**	**283**	-	289
Outstanding at end of period	**63,341,949**	**$ 221,103**	62,548,920	$ 217,589

	For the nine months ended			
	July 31, 2008		July 31, 2007	
	Number of Shares	**Amount**	Number of Shares	Amount
Common Shares				
Outstanding at beginning of period	**62,836,189**	**$ 219,004**	61,936,260	$ 215,349
Issued on exercise or exchange of options	**505,760**	**1,086**	612,660	1,525
Transferred from contributed surplus on exercise or exchange of options	**-**	**1,013**	-	715
Outstanding at end of period	**63,341,949**	**$ 221,103**	62,548,920	$ 217,589

Employee Stock Options

	For the three months ended			
	July 31, 2008		July 31, 2007	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,941,242**	**$ 19.50**	5,277,000	$ 15.20
Granted	**614,900**	**26.10**	365,400	26.38
Exercised or exchanged	**(156,450)**	**8.89**	(307,250)	7.15
Forfeited	**(39,850)**	**25.08**	(30,000)	20.45
Balance at end of period	**5,359,842**	**$ 20.53**	5,305,150	$ 16.41

	For the nine months ended			
	July 31, 2008		July 31, 2007	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,911,277**	**$ 16.96**	5,030,040	$ 13.07
Granted	**1,216,242**	**28.57**	1,108,500	25.46
Exercised or exchanged	**(685,977)**	**8.90**	(755,390)	7.09
Forfeited	**(81,700)**	**23.73**	(78,000)	20.25
Balance at end of period	**5,359,842**	**$ 20.53**	5,305,150	$ 16.41
Exercisable at end of period	**1,263,100**	**$ 10.68**	1,133,550	$ 8.49

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 685,977 options (2007 - 755,390) exercised or exchanged in the nine months ended July 31, 2008, option holders exchanged the rights to 558,527 options (2007 - 532,940) and received 378,310 shares (2007 - 389,708) in return under the cashless settlement alternative.

In the nine months ended July 31, 2008, salary expense of $4,241 (2007 - $3,464) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 3.8% (2007 - 4.2%), (ii) expected option life of 4.0 years (2007 - 4.0 years), (iii) expected volatility of 23% (2007 - 19%), and (iv) expected dividends of 1.3% (2007 - 1.3%). The weighted average fair value of options granted was estimated at $5.88 (2007 - $4.94) per share.

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 19 of the Bank's audited consolidated financial statements for the year ended October 31, 2007 (see pages 74 to 75 of the 2007 Annual Report) and include:

	As at July 31 2008	As at April 30 2008	As at July 31 2007
Guarantees and standby letters of credit			
Balance outstanding	$ 235,369	$ 231,837	$ 190,550
Business credit cards			
Total approved limit	11,261	11,169	8,709
Balance outstanding	2,748	2,326	1,995

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Trust Assets Under Administration

Trust assets under administration represent assets held for personal and corporate trust clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheet and relate to the banking and trust segment.

	As at July 31 2008	As at April 30 2008	As at July 31 2007
Trust assets under administration	$ 4,498,545	$ 4,498,560	$ 4,049,310

13. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section of the 2007 Annual Report beginning on page 51.

The value of financial assets recorded on the consolidated balance sheet at July 31, 2008 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 97% of the portfolio and estimated using a valuation technique based on observable market data for 3% of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined for the entire portfolio using a valuation technique based on observable market data. Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of the 2007 Annual Report beginning on page 49 as well as Note 27 of the October 31, 2007 audited financial statements beginning on page 80 in the 2007 Annual Report.

Income and expenses are classified as to source, either securities or loans for income, and deposits or subordinated debentures for expense. Gains on the sale of securities, net, are shown separately in other income.

14. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 26 of the audited consolidated financial statements for the year ended October 31, 2007 (see page 78 of the 2007 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
July 31, 2008								
Assets								
Cash resources and securities	**$ 155**	**$ 152**	**$ 330**	**$ 637**	**$ 976**	**$ 70**	**$ 33**	**$ 1,716**
Loans	**4,540**	**449**	**747**	**5,736**	**2,431**	**79**	**(68)**	**8,178**
Other assets	**-**	**-**	**-**	**-**	**-**	**-**	**163**	**163**
Derivative financial instruments[1]	**15**	**30**	**230**	**275**	**392**	**-**	**-**	**667**
Total	**4,710**	**631**	**1,307**	**6,648**	**3,799**	**149**	**128**	**10,724**
Liabilities and Equity								
Deposits	**3,783**	**825**	**1,573**	**6,181**	**2,411**	**105**	**(11)**	**8,686**
Other liabilities	**3**	**6**	**25**	**34**	**33**	**9**	**222**	**298**
Debentures	**-**	**35**	**-**	**35**	**300**	**75**	**-**	**410**
Shareholders' equity	**-**	**-**	**-**	**-**	**-**	**-**	**663**	**663**
Derivative financial instruments[1]	**667**	**-**	**-**	**667**	**-**	**-**	**-**	**667**
Total	**$ 4,453**	**$ 866**	**$ 1,598**	**$ 6,917**	**$ 2,744**	**$ 189**	**$ 874**	**$ 10,724**
Interest Rate Sensitive Gap	**$ 257**	**$ (235)**	**$ (291)**	**$ (269)**	**$ 1,055**	**$ (40)**	**$ (746)**	**$ -**
Cumulative Gap	**$ 257**	**$ 22**	**$ (269)**	**$ (269)**	**$ 786**	**$ 746**	**$ -**	**$ -**
Cumulative Gap as a percentage of total assets	**2.4 %**	**0.2 %**	**(2.5)%**	**(2.5)%**	**7.3 %**	**7.0 %**	**- %**	**- %**
April 30, 2008								
Assets	$ 4,857	$ 803	$ 1,255	$ 6,915	$ 3,586	$ 102	$ 132	$ 10,735
Liabilities and equity	4,481	745	1,590	6,816	2,871	189	859	10,735
Interest rate sensitive gap	$ 376	$ 58	$ (335)	$ 99	$ 715	$ (87)	$ (727)	$ -
Cumulative gap	$ 376	$ 434	$ 99	$ 99	$ 814	$ 727	$ -	$ -
Cumulative gap as a percentage of total assets	3.5 %	4.0 %	0.9 %	0.9 %	7.6 %	6.8 %	- %	- %
July 31, 2007								
Cumulative gap	$ (43)	$ (1)	$ 133	$ 133	$ 662	$ 654	$ -	$ -
Cumulative gap as a percentage of total assets	(0.0) %	(0.0)%	1.4 %	1.4 %	6.9 %	6.8 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liability are shown below:

July 31, 2008	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	**5.4 %**	**4.3 %**	**5.3 %**	**5.3 %**	**5.4 %**	**6.1 %**	**5.3 %**
Total liabilities	**2.6**	**3.8**	**4.1**	**3.1**	**4.2**	**5.7**	**3.4**
Interest rate sensitive gap	**2.8 %**	**0.5 %**	**1.2 %**	**2.2 %**	**1.2 %**	**0.4 %**	**1.9 %**
April 30, 2008							
Total assets	5.4 %	4.6 %	5.3 %	5.3 %	5.6 %	5.3 %	5.4 %
Total liabilities	2.8	3.9	4.1	3.2	4.3	5.8	3.6
Interest rate sensitive gap	2.6 %	0.7 %	1.2 %	2.1 %	1.3 %	(0.5)%	1.8 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 0.7% (April 30, 2008 - 2.3%) over the following twelve months. A one-percentage point decrease in all interest rates would decrease net interest income by a similar amount.

15. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides services to personal clients and small to medium-sized commercial business clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2008	April 30 2008	July 31 2007	**July 31 2008**	April 30 2008	July 31 2007
Net interest income (teb)[1]	**$ 55,877**	$ 54,325	$ 53,533	**$ 1,413**	$ 1,334	$ 1,355
Less teb adjustment	**1,326**	1,252	1,324	**116**	100	99
Net interest income per financial statements	**54,551**	53,073	52,209	**1,297**	1,234	1,256
Other income[2]	**14,415**	13,948	11,685	**4,670**	4,147	4,092
Total revenues	**68,966**	67,021	63,894	**5,967**	5,381	5,348
Provision for credit losses	**3,038**	2,962	2,550	**-**	-	-
Non-interest expenses	**32,124**	31,207	28,688	**2,406**	2,246	2,139
Provision for income taxes	**9,980**	9,779	10,840	**1,058**	906	992
Net income	**$ 23,824**	$ 23,073	$ 21,816	**$ 2,503**	$ 2,229	$ 2,217
Total average assets ($ millions)[3]	**$ 9,927**	$ 9,730	$ 8,227	**$ 185**	$ 180	$ 166

	Total		
	Three months ended		
	July 31 2008	April 30 2008	July 31 2007
Net interest income (teb)[1]	**$ 57,290**	$ 55,659	$ 54,888
Less teb adjustment	**1,442**	1,352	1,423
Net interest income per financial statements	**55,848**	54,307	53,465
Other income	**19,085**	18,095	15,777
Total revenues	**74,933**	72,402	69,242
Provision for credit losses	**3,038**	2,962	2,550
Non-interest expenses	**34,530**	33,453	30,827
Provision for income taxes	**11,038**	10,685	11,832
Net income	**$ 26,327**	$ 25,302	$ 24,033
Total average assets ($ millions)[3]	**$ 10,112**	$ 9,910	$ 8,393

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2008	July 31 2007	**July 31 2008**	July 31 2007	**July 31 2008**	July 31 2007
Net interest income (teb)[1]	**$ 165,844**	$ 151,204	**$ 4,151**	$ 3,460	**$ 169,995**	$ 154,664
Less teb adjustment	**3,816**	3,640	**315**	274	**4,131**	3,914
Net interest income per financial statements	**162,028**	147,564	**3,836**	3,186	**165,864**	150,750
Other income[2]	**42,758**	34,054	**12,045**	10,403	**54,803**	44,457
Total revenues	**204,786**	181,618	**15,881**	13,589	**220,667**	195,207
Provision for credit losses	**8,813**	7,650	**-**	-	**8,813**	7,650
Non-interest expenses	**92,835**	82,995	**6,972**	6,177	**99,807**	89,172
Provision for income taxes	**31,801**	29,413	**2,712**	2,262	**34,513**	31,675
Net income	**$ 71,337**	$ 61,560	**$ 6,197**	$ 5,150	**$ 77,534**	$ 66,710
Total average assets ($ millions)[3]	**$ 9,695**	$ 7,700	**$ 181**	$ 161	**$ 9,876**	$ 7,861

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyse revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

16. Capital Management

Effective November 1, 2007, OSFI adopted a new capital management framework called Basel II for Canadian financial institutions and capital is now managed and reported in accordance with those requirements. Basel II introduced some significant changes to the risk-weighting of assets and calculation of regulatory capital. The Bank has implemented the standardized approach to calculating risk-weighted assets for both credit and operational risk. Changes for the Bank under Basel II include a reclassification into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises and a new capital requirement related to operational risk.

Basel II has not had a significant impact on the Bank's overall required level of regulatory capital as compared to OSFI's previous methodology. New procedures and system enhancements have been developed to conform to the new framework including the formalization of CWB's internal capital adequacy assessment process.

Under the Basel II standardized approach to credit risk and OSFI's previous framework, banks are required to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 150% under Basel II (0% to 100% under the previous framework) is assigned. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct Insurance Incorporated (CDI) is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is primarily comprised of common shareholders' equity and innovative capital (to a maximum of 15% of net Tier 1 capital) while Tier 2 capital includes subordinated debentures (to a maximum amount of 50% of net Tier 1 capital) and the inclusion of the general allowance for credit losses to a maximum of 125 basis points of risk-weighted assets (87.5 basis points under the previous framework).

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in the 2007 Annual Report beginning on page 41.

Capital Structure and Regulatory Ratios[1]

	As at July 31 2008	As at April 30 2008	As at July 31 2007
Capital			
Tier 1	**$ 760,597**	$ 739,724	$ 669,961
Total	**1,149,434**	1,117,667	1,014,743
Capital ratios			
Tier 1	**9.2 %**	9.3 %	9.0 %
Total	**14.0**	14.0	13.6
Assets to capital multiple	**8.8 x**	9.1 x	8.8 x

[1] Regulatory capital and capital ratios are calculated in accordance with the requirements of OSFI. As described above, as of November 1, 2007, OSFI changed the framework and capital is now managed and reported in accordance with the requirements of Basel II. Prior year figures have been calculated using the previous framework.

During the quarter and for the nine months ended July 31, 2008, the Bank complied with all internal and external capital requirements.

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

18. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing
The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Dividends
Cash dividends paid to Canadian residents are "eligible dividends" as defined in the Income Tax Act.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on September 4, 2008 at 3:30 p.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until September 18, 2008 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21260804, followed by the pound sign.

END